EyeGate Pharmaceuticals, Inc.

271 Waverley Oaks Road, Suite 108

Waltham, Massachusetts 02452

May 9, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	EyeGate Pharmaceuticals, Inc. (the “Company”)
Registration Statement on Form S-3
File No. 333-231204
Request for Acceleration

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the Company respectfully requests acceleration by the Securities and Exchange Commission (the “Commission”) of the effective date of the Registration Statement on Form S-3 (File No. 333-231204) (the “Registration Statement”) of the Company. The Company respectfully requests that the Registration Statement become effective as of 4:30 p.m., Washington, D.C. time, on May 13, 2019, or as soon as practicable thereafter.

The Company respectfully requests that it be notified of such effectiveness by a telephone call to Robert A. Petitt of Burns & Levinson LLP at (617) 345-3361 and that such effectiveness also be confirmed in writing.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (781) 881-2112 or our attorney, Robert A. Petitt at the number above. Thank you for your assistance.

Very truly yours,

EYEGATE PHARMACEUTICALS, INC.

By:	/s/ Sarah Romano
Name: Sarah Romano
Title: Chief Financial Officer

cc:	Stephen D. Brook, Esq., Burns & Levinson LLP
Robert A. Petitt, Esq., Burns & Levinson LLP